

December 29, 2014

Via Email
Kevin P. Riley
Executive Vice President and Chief Financial Officer
First Interstate Bancsystem, Inc.
401 North 31st Street
Billings, MT  591116-0918

  **Re: First Interstate Bancsystem, Inc.**
    **Form 10-K for Fiscal Year Ended December 31, 2013**
    **Filed February 28, 2014**
    **Form 10-Q for the Period Ended September 30, 2014**
    **Filed November 7, 2014**
    **File No. 001-34653**

Dear Mr. Riley:

  We have reviewed your filing and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2014

Item 1.  Financial Statements (unaudited)
Consolidated Statements of Income

1. Please revise future filings to label "Non-core expenses" more appropriately on the Income Statement.

Notes to Consolidated Financial Statements
Note 15 – Fair Value, page 29

2.  Please tell us, and revise future filings, to include the disclosure requirements of ASC 820-10-50-2.bbb, specifically quantitative information about the significant unobservable inputs used in the fair value measurement for fair value measurements categorized within Level 3 of the fair value hierarchy for impaired loans and other real estate owned.  Refer to ASC 820-10-55-103 for a proposed template for disclosing this information in future filings.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

3.  You discuss non-core expenses in your MD&A.  Please provide the non-GAAP disclosure requirements of Item 10(e)(1)(i) of Regulation S-K if you discuss non-GAAP financial measures in future interim financial reports.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you any other questions.

                                        Sincerely,

                                        /s/ Gus Rodriguez

                                        Gus Rodriguez
                                        Accounting Branch Chief